UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Nuvanna, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Pennsylvania

Date of organization
June 29, 2016

Physical address of issuer
225 Wilmington-West Chester Pike, Suite 202, Chadds Ford, PA 19317

Website of issuer
https://nuvanna.com/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 15, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,046,737	$0
Cash & Cash Equivalents	$956,507	$0
Accounts Receivable	$0	$0
Short-term Debt	$125,092	$0
Long-term Debt	$0	$0
Revenues/Sales	$991	$0
Cost of Goods Sold	$1,343	$0
Taxes Paid	$0	$0
Net Income	-$278,355	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 16, 2017

Nuvanna, LLC

Up to $1,070,000 of Crowd Notes

Nuvanna, LLC ("Nuvanna", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 15, 2017. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by December 15, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 15, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to

differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at the SEC information page on https://nuvanna.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/nuvanna/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are

based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Nuvanna, LLC (the "Company") is a Pennsylvania Limited Liability Company, formed on June 29, 2016. The Company is currently also conducting business under the name of Nuvanna.

The Company is located at 225 Wilmington-West Chester Pike, Suite 202, Chadds Ford, PA 19317.

The Company's website is https://nuvanna.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/nuvanna/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,070,000
Purchase price per Security	$500
Minimum investment amount per investor	$500
Offering deadline	December 15, 2017
Use of proceeds	See the description of the use of proceeds on pages 14-15 hereof.
Voting Rights	See the description of the voting rights on pages 12, 16-18, 21-23 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Pennsylvania on June 29, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be

considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize them. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or component.

We currently do not have long term contracts in place with suppliers that are supporting our just-in-time model.
These third-party manufacturers may serve customers that are larger than us or require a greater portion of their services, which may decrease our relative importance and negotiating leverage with these third parties. If any of the manufacturers or suppliers cease to provide services to the Company, terminate their relationships with us, or if we encounter any problems with their manufacturing supply chain, it may be at risk of shortage, price increases, changes, delays, or discontinuation of key components, which could disrupt and adversely affect the business. Our ability to ship products to our customers on time could be adversely affected, which in turn could cause an unanticipated decline in sales and damage customer relationships.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored programs. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of polyurethane foams, textile, and other products as well as packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we

may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management’s attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The minimum amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company’s current business plan.
In order to achieve the Company’s near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management’s time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company is controlled by its officer and managers.
The Company's officer and managers currently hold 75% of the Company's membership interests, and at the conclusion of this offering will continue to hold this same percentage of the Company's membership interests. Investors in this offering will not have the ability to control a vote by the members or the managers of the limited liability company.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of our materials, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product upgrades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing

habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Alvaro Vaselli, Founder & CEO, is currently drawing a salary of $216,000 per year, which is considered higher than average for this stage of a company.
This expense may have a material adverse impact on Nuvanna's operating results. We believe employee compensation expenses are likely to increase, as the Company increases its headcount to accomplish its business strategy.

Our financial review includes a "going concern" note.
The reviewing CPA has issued included a "going concern" note in the reviewed financials. The reviewing accountant included in the review report that, "certain conditions indicate that the Company may be unable to continue as a going concern." We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

We have elected to be taxed as a partnership.
We have elected to be taxed as a partnership. We are organized as a limited liability company and have elected to be taxed as a partnership rather than a corporation. This means that the tax liabilities of the company pass through to the members rather than being taxed at the entity level. In the case that Crowd Notes were determined by a court to be equity of companies whose investors are treated as members you may also incur tax liabilities that are passed through to members.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances.
These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $4 million valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4 million valuation cap, so you should not view the $4 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note.

The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.
By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights.
The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement which limits your voting rights.
As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment Management Agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

The Crowd Note has not been interpreted by a court.
It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation. We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions. It is unclear how a court or arbitrator would interpret the provisions of the Crowd Note, including in relation to our organization as a limited liability company. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

BUSINESS

Description of the Business
Nuvanna is a startup that helps consumers live a more balanced life, beginning with a supremely comfortable mattress for a good night's rest — a key ingredient of a healthy lifestyle. Joining the rapidly growing online retail channel for sleep products, Nuvanna's premium offerings contain the latest innovations in sleep technology for exceptional comfort, quality, performance and durability. Launched in 2016, Nuvanna draws its inspiration from Founder and CEO Alvaro Vaselli, a business leader and innovator in the material science and sleep products industry for over 20 years.

Business Plan
Our mattress is a three-layer foam construction that enhances comfort, provides exceptional body support, reduces tension and pressure, and optimizes sleep temperature. We use natural and sustainable Tencel® fibers for comfort and durability as well as environmentally friendly foam components certified by CertiPUR-US®. Our foam layers are high-density, high-performance materials that provide the foundation for years of restful sleep. In particular, our three layer construction provides a balance of comfort, support, and temperature control.

1. TENCEL MATTRESS COVER: Made with premium moisture-wicking fibers available— botanically derived, eco-friendly, breathable, absorbent, soft, and cool.
2. TEMPERATURE CONTROL: Our top layer is filled with innovative, phase-change gel particles that disperse heat to keep you at the ideal sleeping temperature. It's soft, provides comfort and minimizes pressure points.
3. MOTION ABSORPTION: Our middle layer isolates sleep movements so that you feel continuous support and comfort without feeling every move your partner makes. It's our transition layer of viscoelastic foam so that you don't wake up.

4. PROGRESSIVE SUPPORT: Our base layer eliminates the quicksand, sinking feeling that plagues other foam mattresses. Because it supports the other two layers to keep your spinal cord aligned, you'll feel suspended and supported at every moment.

Our mattress is currently only available online. We offer a 100 night trial so that customers can experience our mattress in their own homes. During that period, customers can return the mattress at any time for a complete refund. We arrange for the pickup, so there's no hassle. We believe this 100 night trial offers a stress-free alternative to the high-pressure sales experience often found in traditional brick-and-mortar stores. Instead of laying on an expensive mattress for five minutes with a salesperson looming, our customers can try the Nuvanna mattress in the comfort of their own homes. Returns are free of hassle, and free of additional expenses. Our value to customers includes the following features:

- **Risk-free, 100 Day trial**: Ultimately, you've got to experience it to believe it. We get that. That's why we give you 100 nights of slumber to make sure you have fallen head over heels with your Nuvanna Mattress.
- **10 Year warranty**: We didn't compromise on the quality of our mattress. This way, we don't have to compromise on the warranty that backs it. We stand behind our product with a full ten years limited warranty.
- **Free shipping**: We take care of shipping costs so you have nothing to lose. Except for that stiff, sore feeling in your back.
- **If you don't love it, we'll pick up your mattress and donate it:** If Nuvanna isn't right for you, your mattress will continue to do good in the world. Any mattress returned to us is donated to The Salvation Army or other charitable organizations.

The Company's Products and/or Services

Product / Service	Description	Current Market
Nuvanna Mattress	Mattress using three-layer construction to provide a strategic hierarchy of comfort, temperature control, and support. Progressive support provides comfort for various weights, sizes, and sleep positions.	Individual consumers

We have no new products currently in development.

We offer our mattresses direct to consumers via our online website.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are primarily individual consumers, who purchase our mattresses directly though our e-commerce site.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
87224136	Mattresses, mattress	Nuvanna	November 2, 2016	March 28, 2017	United States

	foundations, bedroom furniture, pillows				
87233602	Mattresses, mattress foundations, bedroom furniture, pillows	NV NUVANNA AWAKEN THE NU YOU	November 11, 2016	April 25, 2017	United States
87233711	Mattresses, mattress foundations, bedroom furniture, pillows	AWAKEN THE NU YOU	November 11, 2016	April 4, 2017	United States
87233624	Mattresses, mattress foundations, bedroom furniture, pillows	NV (stylized)	November 11, 2016	April 25, 2017	United States

Litigation
None

Other
The Company's principal address is 225 Wilmington-West Chester Pike, Suite 202, Chadds Ford, PA 19317

The Company has the following additional addresses: N/A

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	47.50%	$11,875	8.43%	$90,250
Future Wages	5.25%	$1,312.50	9.16%	$97,975
New Product Development	5.25%	$1,312.50	9.16%	$97,975
Sales and Marketing	42%	$10,500	73.25%	$783,800
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

MANAGERS AND OFFICERS

The managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three years and their educational background and qualifications.

Name
John Sykes

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- Class A Manager, September 2016 - Present

Principal occupation and employment responsibilities during at least the last three years with start and ending dates

- Group Managing Director, INTO University Partnerships, January 2005 - Present: John currently focuses on driving business development and supporting operational leadership in order to guide the strategic direction of the company

Mr. Sykes began his illustrious business career with KMPG where he gained significant experience in the corporate finance arena leading many small- and medium-sized investments. He subsequently became a partner. Mr. Sykes later joined the Study Group as its Finance Director. Study group was later acquired by The Daily Mail Group and John oversaw the acquisition transition and helped the successor company expand its operations into Australia, the USA and Canada. In 2012 John and Study Group founder, Andrew Colin, together founded INTO University Partnerships. John led a private placement process which culminated in an equity investment of £66 million by Leeds Equity Partners for a 25% stake.

Name
David J. Prilutski

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- Class B Manager, September 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Adjunct Professor of Management, West Chester University of Pennsylvania, September 2012-Present: Teaching 3-4 courses a semester in the College of Business and Public Affairs, including International Business Management, Production & Operations Management, Principles of Management, and Business Policy & Strategy.
- Adjunct Professor of Decision Sciences, Drexel University, September 2014 - June 2016: Taught course in Operations Management for the Decision Sciences department of the LeBow College of Business at Drexel University.

Currently at West Chester University as adjunct professor, Mr. Prilutski teaches a variety of business courses. Mr. Prilutski possesses significant real-world business experience. Previous positions held include president of Lyondell Europe. The successor company LyondellBasell is the third largest independently owned chemical company in the world. Subsequent to Lyondell, David served as EVP and COO of Foamex Innovations, a leading producer of flexible polyurethane foam for the bedding, furniture and automotive markets.

Name
Alvaro Vaselli

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- Founder, CEO, and Class A Manager, July 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Nuvanna, Founder and CEO, July 2016 - Present: General Management and Operations of the company.
- Tredegar Film Products, Vice President / President (Personal Care Business Unit), April 2014 - December 2015: Led the company's largest films business with $300 million in revenue and more than 1,000 employees in nine facilities located in the U.S., Brazil, China, India, The Netherlands and Hungary. Created multi-year strategy to restart growth in a $300 million business.
- Alexander Proudfoot, Executive Vice President, June 2013 - April 2014: Interacted with and advised CEOs and Top Executives to identify and deliver measureable and sustainable financial benefits by developing and installing processes that rapidly improve business operations. Advised Top Executive at Fortune 100 company on improving R&D productivity.

More than 25 years of experience, including 10 years in the bedding industry, driving revenue and profit expansion in various high-growth segments. Served in senior level positions responsible for more than $300 million annual revenue performance plans. Seasoned executive with superior general management qualifications including strong business development, sales, marketing and operational abilities. Change agent with strong interpersonal skills, international background, multi-lingual abilities, and an exceptional ability to lead with confidence in complex and challenging business situations. Holds an undergraduate degree in Production and Mechanical Engineering, a graduate degree in Marketing and has completed coursework at The Wharton School (Executive Development) focusing on Marketing Strategy, Finance and Segmentation Marketing.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in Pennsylvania, including the CEO.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Units
Amount outstanding	1,000 outstanding of 1,000 authorized
Voting Rights	Class A Units shall have the right to vote or consent as a single class with the Members holding Class B Units on all matters on which Members may vote and on all matters for which the consent of Members may be obtained. Certain actions require a vote of Members holding not less than 72% of the outstanding units, including but not limited to, admitting additional members, initiate or consummate an initial public offering or make a public offering and sale of the units or any other securities;

	and merge, consolidate, dissolve, wind-up or liquidate the company or initiate a bankruptcy proceeding involving the company. Members holding Class A Units are entitled to vote for two Managers of the company. The third manager is the Class B Manager. Other rights and privileges of the Class A Units include a right of first refusal, drag-along rights, tag-along rights and inspection rights.
Anti-Dilution Rights	All Members have pre-emptive rights for the issuance of new securities.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of Class A Units vote on all matters on which Members may vote and thus will have the ability to control (together with holders of Class B Units) the circumstances in which corporate actions or future capital raising will result in the conversion of the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	45.45%

Type of security	Class B Units
Amount outstanding	1,200 outstanding of 2,000 authorized
Voting Rights	Class B Units shall have the right to vote or consent as a single class with the Members holding Class A Units on all matters on which Members may vote and on all matters for which the consent of Members may be obtained. Certain actions require a vote of Members holding not less than 72% of the outstanding units, including but not limited to, admitting additional members, initiate or consummate an initial public offering or make a public offering and sale of the units or any other securities; and merge, consolidate, dissolve, wind-up or liquidate the company or initiate a bankruptcy proceeding involving the company. In addition to the two Managers voted for by all the Members, Members holding Class B Units are entitled to vote for a Class B Manager. Other rights and privileges of the Class B Units include a right of first refusal, drag-along, tag-along rights and inspection rights.
Anti-Dilution Rights	Class B Units are entitled to anti-dilution protection. These units are entitled to extra units if subsequent units are sold for less than the price paid by the Members holding Class B Units. Members holding Class B Units can waive this right by a majority vote of

	those members. All Members have pre-emptive rights for the issuance of new securities.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Until Members holding Class B Units have received payment of their unreturned capital contributions, no other Members will receive distributions. Once the unreturned capital contribution have been paid back, distributions can be paid to all Members in proportion to their respective percentage interests. The holders of Class B Units vote on all matters on which Members may vote and thus will have the ability to control (together with holders of Class A Units) the circumstances in which corporate actions or future capital raising will result in the conversion of the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	54.54%

Type of security	Convertible Notes
Amount outstanding	$170,000
Voting Rights	Not Applicable
Anti-Dilution Rights	The principal balance and unpaid accrued interest on these notes will automatically convert into conversion units, as defined by the agreements, upon the closing of the next qualified equity financing round, a corporate transaction conversion, or a maturity conversion. The conversion price will be reflective of either a 25% discount off the lowest per unit purchase price of the Company's equity securities at the next qualified equity financing round or at the per unit price implied by the pre-money valuation cap of $4,000,000 and the Company's then fully diluted capitalization structure immediately prior to conversion, depending upon the conversion trigger.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	Not Applicable

Ownership
A majority of the Company is owned by a few individuals. In particular, Alvaro Vaselli owns 54.55% of the Company, John Sykes owns 11.36% of the Company, and Matt Angello owns 11.36% of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Alvaro Vaselli	54.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Nuvanna is a direct-to-consumer online mattress retailer that helps consumers live a more balanced life, beginning with a supremely comfortable mattress for a good night's rest—a key ingredient of a healthy lifestyle. Joining the rapidly growing online retail channel for sleep products, Nuvanna's premium offerings contain the latest innovations in sleep technology for exceptional comfort, quality, performance and durability. Launched in 2016, Nuvanna draws its inspiration from Founder and CEO Alvaro Vaselli, a business leader and innovator in the material science and sleep products industry for over 20 years.

For the year ended December 31, 2016, we recorded revenue of $991, and a net loss of $278,355. Some of our primary expenses were Property and Equipment ($7,227), Website Development Costs ($70,050), and the Purchase of Intangible Assets ($17,414).

The Company has a limited operating history and has only recently started generating revenue from operations in 2016. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, cyber-attacks, negative press, or competition from other larger brands. These adverse conditions could affect the Company's financial condition and the results of its operations.

Since the end of the period covered by the financial statements and through the end of September 30, 2017, our revenues have increased quarter by quarter because of increased brand awareness and increased marketing expenses to reach new audiences and promote the brand. At the same time, our expenses increased due to the need to continuously promote the brand, reach new audiences and grow revenues. After 9 months of operation, only approximately 5% of purchasers have taken advantage of our return policy. Although we continue to make efforts to increase the effectiveness of our marketing spending, we have found that sales revenues correlate with the amount of investments we make in marketing. Our current efforts are targeted towards increasing sales, brand awareness and reduce the cost of customer acquisition. These efforts are expected to continue to generate negative cash flows through at least the end of 2018.

Liquidity and Capital Resources

To date we have relied on the sale of LLC units to our founder and friends and family in 2016 as well as convertible debt in 2017. In 2017, we have commenced revenue activities, but will require scaled revenue to become profitable which may require a significant outlay for marketing costs. Since inception, the Company has incurred net losses. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation CF campaign, revenue from product sales, as well as the sale of additional units or debt as deemed needed by management. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

The Company does not have any additional sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities since inception:

- In September 2016, we sold and issued to 1,200 Class B Units in reliance on Rule 506 of Regulation D of the Securities Act to six investors, for $1,000 per share and for aggregate consideration of $1,200,000. Three of these investors are current officers and/or managers of the company, including Alvaro Vaselli (200 Class B Shares), John Sykes (250 Class B Shares) and David Prilutski (200 Class B Shares), see "Related Person Transactions". We used the proceeds from this offering for liquidity to support operations.
- From August 1, 2017 through August 31, 2017 we sold and issued three convertible notes in reliance on Section 4(a)(2) of the Securities Act for consideration of $170,000. One of these investors is a current officer Alvaro Vaselli ($50,000 convertible note), see "Related Person Transactions". We used the proceeds from this offering for liquidity to support operations.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1,000,000).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,070,000 from investors through Regulation Crowdfunding before the deadline of December 15, 2017.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this Offering.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor’s stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in

number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Alvaro Vaselli
Relationship to the Company	Founder
Total amount of money involved	$50,000
Benefits or compensation received by related person	Interest will accrue at a rate of 7.5% per annum. Unless earlier converted into conversion units, the principal and accrued interest of these notes will be due and payable by the Company at any time on or after September 1, 2018 at the company's election or in demand by the note holders.
Benefits or compensation received by Company	Liquidity to support operations
Description of the transaction	Convertible Debt Instrument

Securities

Related Person/Entity	Alvaro Vaselli
Relationship to the Company	Founder
Total amount of money involved	$200,000
Benefits or compensation received by related person	Class A and Class B LLC Units
Benefits or compensation received by Company	Liquidity to support operations
Description of the transaction	Member's Equity Invested by Founder

Related Person/Entity	John Sykes
Relationship to the Company	Manager
Total amount of money involved	$250,000

Benefits or compensation received by related person	Class B LLC Units
Benefits or compensation received by Company	Liquidity to support operations
Description of the transaction	Member's Equity Invested by Manager

Related Person/Entity	David Prilutski
Relationship to the Company	Manager
Total amount of money involved	$200,000
Benefits or compensation received by related person	Class B LLC Units
Benefits or compensation received by Company	Liquidity to support operations
Description of the transaction	Member's Equity Invested by Manager

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets

4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
6. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alvaro Vaselli
(Signature)

Alvaro Vaselli
(Name)

Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/John Sykes
(Signature)

John Sykes
(Name)

Manager
(Title)

10/16/17
(Date)

/s/David J. Prilutski
(Signature)

David J. Prilutski
(Name)

Manager
(Title)

10/16/17
(Date)

/s/Alvaro Vaselli

(Signature)

Alvaro Vaselli

(Name)

Founder, CEO, Manager, Principal Financial Officer, and Principal Accounting Officer

(Title)

10/16/17

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

NUVANNA, LLC

FINANCIAL STATEMENTS

December 31, 2016

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Nuvanna, LLC
Index to Financial Statements
(Unaudited)

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Members
Nuvanna, LLC
Chadds Ford, Pennsylvania

We have reviewed the accompanying financial statements of Nuvanna, LLC, a Pennsylvania LLC which comprise the balance sheet as of December 31, 2016 and the related statements of operations and members' equity, and of cash flows for the period from June 29, 2016 ("Inception") to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

DbbMckennon

Newport Beach, California
September 22, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

NUVANNA, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2016
(Unaudited)

Assets		
Current assets -		
Cash	$	956,507
Total current assets		956,507
Property and equipment, net		7,227
Website development costs, net		65,589
Intangible assets, net		17,414
Total assets	$	1,046,737
Liabilities and members' equity		
Current liabilities:		
Accounts payable	$	123,831
Accrued liabilities		1,261
Total current liabilities		125,092
Commitments and contingencies (Note 3)		-
Members' equity		921,645
Total liabilities and members' equity	$	1,046,737

See accompanying notes to the financial statements and independent accountants' review report.

NUVANNA, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2016
(Unaudited)

Revenues	$	991
Cost of revenues		1,343
Gross loss		(352)
Operating Expenses:		
General and administrative		145,916
Sales and marketing		132,180
Total operating expenses		278,096
Operating income		(278,448)
Other income		
Interest income		(93)
Total other income		(93)
Net loss	$	(278,355)
Beginning members' equity		-
Member units purchased		1,200,000
Ending members' equity	$	921,645

See accompanying notes to the financial statements and independent accountants' review report.

NUVANNA, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2016
(Unaudited)

Cash flows from operating activities:		
Net loss	$	(278,355)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		4,461
Changes in operating assets and liabilities:		
Accounts payable		123,831
Accrued liabilities		1,261
Net cash used in operating activities		(148,802)
Cash flows from investing activities:		
Property and equipment		(7,227)
Website development costs		(70,050)
Purchase of intangible assets		(17,414)
Net cash used in investing activities		(94,691)
Cash flows from financing activities:		
Proceeds from sale of member units		1,200,000
Net cash provided by financing activities		1,200,000
Increase in cash and cash equivalents		956,507
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	956,507
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying notes to the financial statements and independent accountants' review report.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nuvanna, LLC (the "Company") is a Pennsylvania limited liability company formed on June 29, 2016. The Company's headquarters are located in Chadds Ford, Pennsylvania. The financial statements of Nuvanna, LLC (which may be referred to as the "Company", "we," "us," or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Nuvanna is a direct-to-consumer online mattress retailer that helps consumers live a more balanced life, beginning with a supremely comfortable mattress for a good night's rest — a key ingredient of a healthy lifestyle. Joining the rapidly growing online retail channel for sleep products, Nuvanna's premium offerings contain the latest innovations in sleep technology for exceptional comfort, quality, performance and durability. Launched in 2016, Nuvanna draws its inspiration from Founder and CEO Alvaro Vaselli, a business leader and innovator in the material science and sleep products industry for over 20 years.

Going Concern and Management's Plans
To date we have relied on the sale of LLC units to our founder and friends and family in 2016 as well as convertible debt in 2017. In 2017, we have commenced revenue activities, but will require scaled revenue to become profitable which may require a significant outlay for marketing costs. Since Inception, the Company has incurred net losses. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, additional revenue producing activities, as well as the sale of additional units or debt as deemed needed by management. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. Fair values for these items were assumed to approximate carrying values because of their short term nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has only recently started generating revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, cyber-attacks, negative press, or competition from other larger brands. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of five years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Website Development Costs
Under Accounting Standards Codification ("ASC") 350-50 - Website Development Costs, costs and expenses incurred during the planning and operating stages of the Company's website are expensed as incurred. Under ASC 350-50, costs incurred in the website application and infrastructure development stages are capitalized by the Company and amortized to expense over the website's estimated useful life or period of benefit. The Company's website asset was computed using a useful life of the asset of three years. To date, we have capitalized $70,050 of such costs. Depreciation expense related to this for the period ended December 31, 2016 was $4,461.

Intangible Assets
Intangible assets with finite useful lives are amortized using the straight-line method over their useful lives and are reviewed for impairment. Intangible assets with infinite The Company evaluates intangible assets and other long-lived assets for impairment whenever events or circumstances indicate that they may not be recoverable, or at least annually. Recoverability is measured by comparing the carrying amount of an asset group to the future undiscounted net cash flows expected to be generated by that asset group. If this comparison indicates impairment, the amount of impairment to be recognized is calculated as the difference between the carrying value and the fair value of the asset group, generally measured by discounting estimated future cash flows.

Convertible Debt with Conversion Features
Convertible debt is accounted for under the guidelines established by Accounting Standards Codification ("ASC") 470-20 - Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where

derivative accounting does not apply. The amount of beneficial conversion feature, and any warrants that may be included, may reduce the carrying value of the instrument to zero, but no further. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When the beneficial conversion feature is contingent, the beneficial conversion feature is accounted for only once the contingency has been relieved.

Advertising
The Company expenses the cost of advertising and promotions as incurred. For the period ended December 31, 2016, advertising costs were $37,705.

Revenue Recognition
The Company will recognize revenues from the sale of products when (a) pervasive evidence that an agreement exists (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. Revenue will be deferred when a right of return exists.

Income Taxes
The Company is a Limited Liability Company (LLC) which elected not to be taxed as a corporation. Accordingly, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes based on their respective portion of the Company's taxable income. The Company will pay minimum state franchise taxes at reduced rates. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – MEMBERS' EQUITY

As of September 16, 2016, 1,000 Class A Units and 1,200 Class B Units have been issued for aggregate amount of $1,200,000. Of this amount $200,000 was invested by the Company's founder.

LLC Units
The Company is authorized to issue 1,000 Class A Units and 2,000 Class B Units. A single person may hold more than one class or series of units, and in such event, shall be considered to be a separate member of the Company. Each Class A Unit and Class B Unit shall entitle the holder to one vote, respectively.

Allocation of Net Income and Net Loss
Net income and net loss of the Company shall be allocated among the members in such amounts and ratios as may be necessary to cause the members' capital account balances to be as nearly equal to their target balances as possible. Target balance means the amount such member would receive in a hypothetical liquidation of the Company as of the close of such period all of the assets of the Company are sold at prices equal to their then book values and all of the cash for the Company is distributed after the payment of all company liabilities.

Distributions
Distributions of available cash shall be made to the members when and in such amounts as determined by the Board at its sole discretion. First, to Class B Members to the extent of and in proportion to their unreturned capital contributions. Thereafter, to all members in proportion to their respective percentage interests.

NOTE 5 – RELATED PARTY TRANSACTIONS

See Notes 4 and 6 for funding received from our founder.

NOTE 6– SUBSEQUENT EVENTS

On August 31, 2017 the Company issued convertible promissory notes for $170,000 in aggregate, of which $50,000 was loaned by the Company's founder. Interest will accrue at a rate of 7.5% per annum. Unless earlier converted into conversion units, the principal and accrued interest of these notes will be due and payable by the Company at any time on or after September 1, 2018 at the company's election or in demand by the note holders. The principal balance and unpaid accrued interest on these notes will automatically convert into conversion units, as defined by the agreements, upon the closing of the next qualified equity financing round, a corporate transaction conversion, or a maturity conversion. The conversion price will be reflective of either a 25% discount off the lowest per unit purchase price of the Company's equity securities at the next qualified equity financing round or at the per unit price implied by the pre-money valuation cap of $4,000,000 and the Company's then fully diluted capitalization structure immediately prior to conversion, depending upon the conversion trigger.

The Company has evaluated subsequent events that occurred after December 31, 2016 through September 22, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C

PDF of SI Website

SHARE


AWAKEN THE
NU YOU
NUVANNA

Nuvanna

Premium, tri-layer all foam mattress utilizing the latest innovations in foam and textile. Edit Profile

$500	$4,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Nuvanna is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Nuvanna without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Run Rate Revenue
$480,000+

U.S. Mattress Market
$15 billion

- The company has grown its social media following to 10K+ Facebook Likes, 4.7K+ Twitter Followers, and 3K+ Instagram Followers
- Founder, Alvaro Vaselli, was previously executive with industry supplier, FXI (Formerly Foamex)
- 45%+ average gross margins in the last 6 months
- 87% of mattresses sales are still completed in store

- Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $4,000,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

Nuvanna – "The Nu Way to Purchase a Mattress"

Once thought to be immune from e-commerce threats, the traditional mattress industry is being turned on its head by online disruptors such as Nuvanna. Traditional U.S. mattress retailers are burdened by more than 9,000 brick and mortar retail locations. Nuvanna and other direct-to-consumer online mattress retailers have proven that the market is ripe for a disruption and as a group "we are killing it". The collective share of the $15 billion U.S. mattress market among these disruptors has grown from less than 5% in 2014 to nearly 13% in 2017.

We have recently been rated by independent reviewers as "World Class," with ratings above the top 4 online competitors.

Our mattress is a three-layer foam construction that enhances comfort, provides exceptional body support, reduces motion transfer from partners, reduces pressure points, and optimizes sleep temperature to help keep customers comfortable all night long. We use natural and sustainable Tencel® fibers for comfort and durability as well as environmentally friendly foam components certified by CertiPUR-US®. Our foam layers are high-density, high-performance materials that provide a foundation for years of restful sleep.

In particular, our three layer construction provides a balance of comfort, support, and temperature control.

1. **TENCEL MATTRESS COVER:** Made with premium moisture-wicking fibers—botanically derived, eco-friendly, breathable, absorbent, soft, and cool.
2. **TEMPERATURE CONTROL**: Our top layer is filled with innovative, phase-change gel particles that disperse heat to keep you at an ideal sleeping temperature. It's soft, provides comfort, and minimizes pressure points.
3. **MOTION ABSORPTION**: Our middle layer isolates sleep movements so that you feel continuous support and comfort without feeling every move your partner makes. It's our transition layer of viscoelastic foam so that you don't wake up.
4. **PROGRESSIVE SUPPORT**: Our base layer helps eliminate the quicksand, sinking feeling that plagues other foam mattresses. Because it supports the other two layers to keep your spinal cord aligned, you'll feel suspended and supported.

Pitch Deck


AWAKEN THE
NU YOU™
NUVANNA


Other companies sell a place to sleep,
we help you awaken to a nu life
NUVANNA™
AWAKEN THE NU YOU

DOWNLOAD

Product & Service

Our mattress is currently only available online. We offer a 100 night trial so that customers can experience our mattress in their own homes. During that period, customers can return the mattress at any time for a complete refund. We arrange for the pickup, so there's no hassle. We believe this 100 night trial offers a stress-free alternative to the high-pressure sales experience often found in traditional brick-and-mortar stores. Instead of laying on an expensive mattress for five minutes with a salesperson looming, our customers can try the Nuvanna mattress in the comfort of their own homes. Returns are free of hassle, and free of additional expenses.

Our value to customers includes the following features:

- **Risk-Free, 100 Day Trial**: Ultimately, you've got to experience it to believe it. We get that. That's why we give you 100 nights of slumber to make sure you have fallen head over heels with your Nuvanna Mattress.
- **10 Year Warranty**: We didn't compromise on the quality of our mattress. This way, we don't have to compromise on the warranty that backs it. We stand behind our product with a full ten years limited warranty.
- **Free Shipping**: We take care of shipping costs so you have nothing to lose. Except for that stiff, sore feeling in your back.
- **If you don't love it, we'll pick up your mattress and donate it**: If Nuvanna isn't right for you, your mattress will continue to do good in the world. Any mattress returned to us is donated to charitable organizations.

Gallery





Couple on Nuvanna.

Media Mentions

As a sleep-centered company, it's no surprise that we call our core group the "Dream Team." Nuvanna helps people achieve balance in their lives through better sleep. We provide a new level of restoration to support the pursuit of an ever-brighter future. With great sleep, your dreams are closer, more possible, there for the making.

Yet, this nickname also aptly describes the talented group of true believers that Alvaro Vaselli enlisted to build Nuvanna. Product experts, brand builders, technologists, writers, and beyond–all united by a shared belief in Nuvanna's potential to awaken a NU you. The "Dream Team" joined together to transform vision into reality, to get Nuvanna off the ground and into your life.

Founders and Officers



Alvaro Vaselli
FOUNDER & CEO

It started with a simple thought: find balance. It's not enough to have late nights, long hours, more goals than happiness. It's not about doing more, being more, achieving more. It's about a shift in thinking. I have made this shift in my own life, and the rewards have been endless. To my surprise, I found that balance was more accessible than I ever imagined. The benefits are immediate. While I can't package this mind shift into a box, I realized I can still deliver something meaningful that gets us all closer to achieving balance. Drawing on 20 years of experience in material science and product innovation, I set out to develop a sleep product worth believing in. This mattress is the embodiment of my mission to help people realize how easy it is to reach a better, more balanced life. It's my personal goal to let Nuvanna bring you joy, peace, happiness, and balance. These should not be future aspirations for you. These are available now and everywhere. The transformation starts within you.

Key Team Members



Paul Lopreiato
Vice President, Digital Marketing



Vince Powers
Public Relations (Advisor)



Jason Brewer

Marketing (Advisor)

SHARE

Notable Advisors & Investors



John Sykes

Advisor, CEO & Co-founder, INTO University Partnerships



Dave Prilutski

Advisor, Former COO, FXI Foamex Innovations



Matt Angello

Advisor, Founder, Bright Tree – Executive Coaching



Jaime Perez

Advisor, Former President, Ecolab – Brazil



Fabio Vaselli

Advisor, Director, Perfetti Van Melle

Q&A with the Founder

Q: What is your business model?

Nuvanna: Nuvanna is a lean and agile organization that embraces a contract-manufacturing model through relationships with a select group of suppliers. Our mattresses and other bedding products are manufactured to our specifications using a variety of sleep technologies and materials. This agile supply chain model enables Nuvanna to design, engineer and deliver a product to the market quickly and inexpensively. Most of all, our business model revolves around the customer before, during and after the purchase. Nuvanna sells direct-to-the-consumer. No middleman and no brick and mortar retail infrastructure. Consumers shop online, select their desired product online and pay for their merchandise online via a low-friction transaction start-to-finish. The order is immediately processed. The mattress is then manufactured by our contract manufacturing partner, then shipped (free to customer) and delivered to the customer within 5 business days from the order date. The mattress arrives to the customer's home compressed and rolled within an attractively branded cardboard package of manageable size. Nuvanna also provides a risk-fee experience for our customer as we provide them a 100-day trial period for each mattress and a 100% refund should they return the product during the trial period. We sell various sizes of mattresses with prices ranging from $550 to $950. Although, 75% of our orders are predominantly King and Queen size mattresses. This results in an average selling price of about $800.

Q: How are customers responding to your product?

Nuvanna: They love it. Our customer reviews have a high % of 5 Stars with average of 4.9 since we started. If you read the reviews it will be clear the product is delivering on its promise to provide comfort. On a recent customer survey, over 85% of customers said they bought the product to improve comfort, temperature and back support. In addition since we started selling, 95% of our customers kept the product. We have also been reviewed by independent reviewers and in some cases above the top 4 online competitors.

Q: What's your go-to-market and sales strategy for acquiring new customers?

Nuvanna: Sure, at a high level, we are leveraging our owned, earned, paid, and social media opportunities (see below) through a variety of channels using proven best practices to maximize ROI. We also plan to participate in a wide spectrum of advertising initiatives including the following: • Pay Per Click – Google Ad Words campaigns, etc. • Banner/Display Advertising – Pay per thousand Impressions, Google, Facebook, etc. • Display Ad Retargeting – Pixel/cookie technology to "retarget" website visitors • Leverage Owned Media Assets – Website, blog, social media, customer data. We also will be leveraging the power of various key influencers of our targeted consumer groups in conjunction with affiliate programs, refer-a-friend programs, and traditional media investments.

Q: How long does an order take to be processed? Can you elaborate each step and the timing associated here?

Nuvanna: We require no manufacturing, warehousing, retail store-fronts or logistics infrastructure of our own. We have contract manufacturing relationships with suppliers and manufacturers of the highest quality. We receive an order, we receive instant payment, then build the product and ship it directly to the customer. The lead time from when an order is placed and when a mattress is delivered is approximately 5 days depending on where the customer is located. We have great relationships with our manufacturers and are able to place orders using a Just In Time model, allows us to carry minimal inventory, resulting in lower capital requirements.

Q: Can you further elaborate on your partnerships with your suppliers?

Nuvanna: We partnered with textile and foam suppliers with high quality and with manufacturing and supply history with some of the largest mattress brands around the US. They have multiple facilities and redundant operations for supply assurances.

Q: What do you consider as feasible exit opportunities?

Nuvanna: I envision a Private Equity consolidation play, vertical integration with a foam/mattress supplier, or a potential horizontal acquisition by one of our incumbent competitors. As the online channel expands and becomes a larger percentage of the total industry, we believe there will be plenty of consolidation opportunities. We are building a strong brand platform and a product line recognized as high quality. We believe we can be an anchor for this potential synergistic consolidation play.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,500,000	US $1,500,000
Minimum investment	$20,000	US $500
Target minimum	US $300,000	US $300,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%

Valuation cap	US $4,000,000	US $4,000,000
Interest rate	5.0%	5.0%
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
CF Offering Cap	Although the Company is offering up to $1,500,000 worth of securities in this round, only up to $1,070,000 of that amount may be raised through Regulation CF.	Although the Company is offering up to $1,500,000 worth of securities in this round, only up to $1,070,000 of that amount may be raised through Regulation CF.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised


Sales and Marketing
Hiring
Product Development

If Maximum Amount Is Raised


Sales and Marketing
Hiring
New Product Develop...

Investor Perks

- **$1,000-$4,999**: 10% discount on any mattress purchase.
- **$5,000-$9,999**: Exclusive Nuvanna Gratitude Journal, 20% discount on any mattress purchase.
- **$10,000-$24,999**: 15% discount on any mattress purchase.
- **$25,000-$99,999**: Receive a free mattress (any size).
- **$100,000+**: Meet with the Nuvanna Team, and receive two free mattresses and a sleep consultation program with a sleep expert, sponsored by Nuvanna.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Nuvanna's prior rounds by year.


$4500000
$4000000
$3500000
$3000000
$2500000
$2000000
$1500000
$1000000
$500000
Pre-seed 1 (Common)
Pre-seed 2 (Convertible)
Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-seed 1

Round Size	US $1,200,000
Close Date	Sep 1, 2016
Security Type	Common Equity
Pre-money Valuation	US $1,000,000

Pre-seed 2

Round Size	US $170,000
Close Date	Aug 31, 2017
Security Type	Convertible Note
Valuation Cap	US $4,000,000

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Nuvanna is a direct-to-consumer online mattress retailer that helps consumers live a more balanced life, beginning with a supremely comfortable mattress for a good night's rest—a key ingredient of a healthy lifestyle. Joining the rapidly growing online retail channel for sleep products, Nuvanna's premium offerings contain the latest innovations in sleep technology for exceptional comfort, quality, performance and durability. Launched in 2016, Nuvanna draws its inspiration from Founder and CEO Alvaro Vaselli, a business leader and innovator in the material science and sleep products industry for over 20 years.

For the year ended December 31, 2016, we recorded revenue of $991, and a net loss of $278,355. Some of our primary expenses were Property and Equipment ($7,227), Website Development Costs ($70,050), and the Purchase of Intangible Assets ($17,414).

The Company has a limited operating history and has only recently started generating revenue from operations in 2016. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, cyber-attacks, negative press, or competition from other larger brands. These adverse conditions could affect the Company's financial condition and the results of its operations.

Since the end of the period covered by the financial statements and through the end of September 30, 2017, our revenues have increased quarter by quarter because of increased brand awareness and increased marketing expenses to reach new audiences and promote the brand. At the same time, our expenses increased due to the need to continuously promote the brand, reach new audiences and grow revenues. After 9 months of operation, only approximately 5% of purchasers have taken advantage of our return policy. Although we continue to make efforts to increase the effectiveness of our marketing spending, we have found that sales revenues correlate with the amount of investments we make in marketing. Our current efforts are targeted towards increasing sales, brand awareness and reduce the cost of customer acquisition. These efforts are expected to continue to generate negative cash flows through at least the end of 2018.

Liquidity and Capital Resources

To date we have relied on the sale of LLC units to our founder and friends and family in 2016 as well as convertible debt in 2017. In 2017, we have commenced revenue activities, but will require scaled revenue to become profitable which may require a significant outlay for marketing costs. Since inception, the Company has incurred net losses. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation CF campaign, revenue from product sales, as well as the sale of additional units or debt as deemed needed by management. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

The Company does not have any additional sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

SHARE

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape

Currently, the U.S. mattress market represents a $15 billion opportunity. The global mattress market ended 2016 at $26 billion. Experts expect it to grow by $13 billion, to $39 billion within just 5 years. The U.S. mattress market is predicted to be poised for significant growth, fueled by a growing economy and the maturation of the Millennial and Generation X groups of consumers.

We believe the sweet-spot for Nuvanna is the Millennial and Gen-Xer demographics (ages 18 to 34 years old). Nuvanna will focus there, yet believes it will have success also with a significant portion of the Baby Boomer generation as well, particularly in the 51 – 60 age bracket. The addressable U.S. market for Nuvanna would include some 140 million American consumers. Nuvanna will focus exclusively on the North American market during the next two years, and anticipates expanding to other regions soon after.

Risks and Disclosures

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Pennsylvania on June 29, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize them. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or component.

We currently do not have long term contracts in place with suppliers that are supporting our just-in-time model.

These third-party manufacturers may serve customers that are larger than us or require a greater portion of their services, which may decrease our relative importance and negotiating leverage with these third parties. If any of the manufacturers or suppliers cease to provide services to the Company, terminate their relationships with us, or if we encounter any problems with their manufacturing supply chain, it may be at risk of shortage, price increases, changes, delays, or discontinuation of key components, which could disrupt and adversely affect the business. Our ability to ship products to our customers on time could be adversely affected, which in turn could cause an unanticipated decline in sales and damage customer relationships.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored programs. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of polyurethane foams, textile, and other products as well as packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The minimum amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

SHARE

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of the Offering Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company is controlled by its officer and managers.

The Company's officer and managers currently hold 75% of the Company's membership interests, and at the conclusion of this offering will continue to hold this same percentage of the Company's membership interests. Investors in this offering will not have the ability to control a vote by the members or the managers of the limited liability company.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of our materials, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product upgrades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Alvaro Vaselli, Founder & CEO, is currently drawing a salary of $216,000 per year, which is considered higher than average for this stage of a company.

This expense may have a material adverse impact on Nuvanna's operating results. We believe employee compensation expenses are likely to increase, as the Company increases its headcount to accomplish its business strategy.

Our financial review includes a "going concern" note.

The reviewing CPA has issued included a "going concern" note in the reviewed financials. The reviewing accountant included in the review report that, "certain conditions indicate that the Company may be unable to continue as a going concern." We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

We have elected to be taxed as a partnership.

We have elected to be taxed as a partnership. We are organized as a limited liability company and have elected to be taxed as a partnership rather than a corporation. This means that the tax liabilities of the company pass through to the members rather than being taxed at the entity level. In the case that Crowd Notes were determined by a court to be equity of companies whose investors are treated as members you may also incur tax liabilities that are passed through to members.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME

FUND THESIS

Pitch Deck and Overview (2 files)

EXHIBIT D

Investor Deck


AWAKEN THE
NU YOU™
NUVANNA™

Other companies sell a place to sleep,
we help you awaken to a nu life

NUVANNA™
AWAKEN THE NU YOU

Disclaimer

This presentation contains offering materials prepared solely by Nuvanna without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Summary

$15B

Growing mattress market

87%

of mattress sales are still in-store

+2x

Growth in online sales (industry wide) since 2015

$480K

Nuvanna Run rate

“

…sleep deprivation has become an epidemic…a great deal of design, science and engineering is being poured into the mattress industry.

ARIANNA HUFFINGTON, *The Sleep Revolution*

Problem



High-pressure environment



Challenging Evaluation Process



High Prices



Inadequate Product



Stress-filled Uncertain Results

> …comparing mattress salespeople to used car salesmen…is unfair to used car salesmen.

MARCIE JUDELSON, *My Mattress Buying Nightmare*

Solution

WELCOME TO

NUVANNA™

"the state of perfect sleep"

100 NIGHT TRIAL | FREE SHIPPING | FREE RETURNS



No-pressure environment



Risk Free Guarantee



Doorstep Delivery



Low Prices



Stress Free Result

We believe less stress + good sleep + quiet mind = <u>better living</u>

Product

WHAT **THE EXPERTS** ARE SAYING

9.2/10	7.8/10	7.6/10	6.9/10	6.8/10
OVERALL RATING	OVERALL RATING	OVERALL RATING	OVERALL RATING	OVERALL RATING
NUVANNA	Casper	leesa	TUFT & NEEDLE	purple


NUVANNA

Moisture-wicking fibers

Motion absorbing middle layer

Highly adaptive comfort foam

Latest cooling foam technology

Progressive support base layer

Ratings from Honest Mattress Reviews – Independent reviewer

Influential Marketing: The “Secret Sauce”

**MEET
&
INTERACT
with
our customers…**







**where they
spend
TIME
and seek
ADVICE…**

**with CUSTOM CONTENT
&
SOCIAL INFLUENCERS
they
RESPECT and APPRECIATE…**


good sleep
How to Sleep Better
5,394,132 views


FINDING BALANCE
The Best Relaxation Techniques To Help You Stress Less


The New York Times Well
How to Get a Better Night's Sleep


4 Ways To Feel Younger
15-Minute FLAT BELLY
Can't Sleep?
BREAST CANCER
33 AMAZING GUY MEALS / SHRINK YOUR GUT!
BUILD BEACH MUSCLE!
STAR TREK'S CHRIS PINE

**as we
INTRODUCE & ENGAGE
them with a
TOP RATED FOAM MATTRESS
Brand…**


“The State of Perfect Sleep”

NUVANNA™

Business model


AWARENESS
CONSIDERATION
PURCHASE
Order & Pay online
Mattress manufactured
Mattress shipped
DAY 1
DAY 2
DAY 3
DAY 4
DAY 5
Mattress delivered

Attract

Convert

Deliver

↓

Brand Ambassadors

Competition


Low price
High price
Conventional product focus
Lifestyle focus and innovation
TUFT& NEEDLE 6.9 /10 OVERALL RATING
leesa 7.6 /10 OVERALL RATING
Casper 7.8 /10 OVERALL RATING
purple 6.8 /10 OVERALL RATING
saatva
Serta
Sealy
SIMMONS
S&F STEARNS & FOSTER®
sleep number
TEMPUR-PEDIC
DUXIANA ADVANCED TECHNOLOGY IN SLEEPING
NUVANNA AWAKEN THE NU YOU
"World Class" Rating
9.2 /10 OVERALL RATING

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Projected Financials

$ 000s	2016 (actual)	2017 (projected)	2018 Plan	2019 Plan	2020 Plan	2021 Plan	2022 Plan
Revenues	1	360	4,535	10,950	20,200	32,500	41,700
COGS	1	210	2,500	6,015	11,100	17,800	22,900
Gross Margins	0	150	2,035	4,935	9,100	14,700	18,800
EBITDA	(205)	(890)	(765)	50	1,800	5,400	7,800

$0.2MM invested by Founder (Aug 2016)
$1.0MM invested by Friends & Family (Sep 2016)
$0.17MM invested by Founder/ F&F (Aug 2017)
Product rated above top 4 online players

Key Professional Relationships:

- **Accounting**: Rothman Boylston, LLC
- **Legal**: Pepper Hamilton LLP


2017 YTD Sales ($000)
20
60
120
Q1
Q2
Q3

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Experienced Team



Alvaro Vaselli
FOUNDER, CEO & BOARD MEMBER
(INNOVATION, OPERATIONS)

PRESIDENT, Personal Care
Tredegar

SVP, Bedding Products
FXI Foamex Innovations

DIRECTOR
LyondellBasell / ARCO / DOW



Jason Brewer
ADVISOR
(MARKETING)

FOUNDER & CEO
Brolik (award winning digital agency)

Branding, Web design

Start Ups



Paul Lopreiato
VP, DIGITAL MARKETING
(SOCIAL, DIGITAL, ANALYTICS)

Digital Marketing
Sirius XM Radio

Digital Marketing
The Washington Post



Vince Powers
ADVISOR
(PUBLIC RELATIONS)

FOUNDER & PRESIDENT
Powers Brand Communication

CO-FOUNDER
Devine & Powers

20+ years' experience representing
Fortune 500's to emerging clients

$0.25MM Invested
Aug 2016 / Aug 2017

Our investors and advisors



David J. Prilutski

INVESTOR & BOARD MEMBER
(OPERATIONS)

COO
FXI Foamex Innovations

PRESIDENT
LyondellBasell Europe

VP Supply Chain
LyondellBasell



John Sykes

INVESTOR & BOARD MEMBER
(FINANCE & START UPS)

CEO & CO-FOUNDER
INTO University Partnerships

DIRECTOR
The Daily Mail Group

Corporate Finance
KPMG



Matt Angello

INVESTOR & ADVISOR
(TALENT MGMT)

FOUNDER
Bright Tree – Exec Coaching

SVP, HR
Armstrong Industries

DIRECTOR
PepsiCo



Jaime Perez

INVESTOR & ADVISOR
(CONSUMER PRODUCTS)

PRESIDENT
Ecolab – Brazil

PRESIDENT
Clorox – Brazil

R&D Director
P&G



Fabio Vaselli

INVESTOR & ADVISOR
(MARKETING CONSUMER)

DIRECTOR
Perfetti Van Melle

Head of Trade & Marketing
Phillip Morris

MANAGER
The Coca-Cola Company

$1MM Invested – Sep 2016


NUVANNA

Use of Proceeds

- Scale up marketing spend
- Build the team
- Extend product offerings
- Bring our story to a broader market

Thank you

NUVANNA™
AWAKEN THE NU YOU



NUVANNA
SHOP MATTRESS
OUR STORY
BLOG
SUPPORT
REVIEWS
BUILT ON 20+ YEARS OF MATTRESS SCIENCE EXPERTISE
We did the research so you don't have to.
EXPLORE THE MATTRESS

If lululemon made a bed, it would be this bed.

WILLIAM L.

Nuvanna has clearly separated themselves from the pack. This mattress is incredible!

JAMES G.

I will be a forever customer with this amazing company!

KATE H.

I was introduced to the Nuvanna mattress from reading the lifestyle blogs.

DEBBIE

The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Appendix

Our progress since inception

NUVANNA
AWAKEN THE NU YOU

Jan 2016 — Market Research

Jun 2016 — Nuvanna Founded on 6-29-16

Seed investor Discussions

Aug 2016 — **Founder $0.2MM**

Sep 2016 — **F&F Round $1.0MM**

Engaging & Recruiting Expertise

Product Development & Testing

Nov-Dec 2016 — Branding approach & strategy

Website + Social Channels Development

Feb 2017 — Website Launched

Aug/Sep 2017 — **250 units sold YTD $480K run rate**

Sep-Oct 2017 — **Fund Raising**

Needs:

Scale up marketing activities
Expand product offerings
Expand internal team

Accelerate Growth

Expansion opportunities

Tactics	Stage	Staffing
TV, radio, print digital display, podcast, sponsored content, PR	AWARENESS	Digital and traditional marketing
Content, email capture, social, SEO, competitor PPC, remarketing, email	INTERACTION	Content, CRM, new products
Site optimization, email, AdWords, FB Ads, IG	PURCHASE	Web design, developers


AWARENESS
INTERACTION
PURCHASE

Additional sleep products

Geographic expansion

Lifestyle improvement solutions

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.


3K
INSTAGRAM FOLLOWERS
LOW % OF RETURNS
10K
FACEBOOK FOLLOWERS
7K
E-MAIL SUBSCRIPTIONS

Customers love us

Just...WOW!
DYANE S

Amazing mattress!!!
JAMES G

Love it!
PHOENIX J

Best mattress I've ever owned.
LINDSEY G

BEST SLEEP!
RUSTY M

Best night's sleep ever.
CHARLES L

The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Sleep is having a cultural moment


HUFFPOST
IMPORTANCE OF SLEEP
Why Your Doctor Should Be Talking To You About Sleep
THE BLOG
To Be A Leader, First You Have To Sleep Like One. Here's How
Shelly Ibach, Contributor
President and Chief Executive Officer, Select Comfort, Sleep N...


Harvard Business Review
LEADERSHIP
There's a Proven Link Between Effective Leadership and Getting Enough Sleep


The New York Times
Real Estate
SUBSCRIBE | LOG IN
Arianna Huffington's Sleep Revolution Starts at Home


ARIANNA HUFFINGTON
The Sleep Revolution
Transforming Your Life, One Night at a Time Hardcover


U.S. News
Wellness
A Good Night's Sleep is the Secret to Success
Research suggests our brains depend on a nightly bath to keep them functioning at their best.
By Elizabeth Renter, Contributor
Feb. 9, 2015, at 9:30 a.m.
MORE

A growing health and wellness business

$3.7 trillion
in 2016

17% growth
in next 5 years


WOMEN'S MARKETING

MENU

Health & Wellness is the Next Trillion Dollar Industry | WMI

Posted by Kerri Krom on Dec 19, 2016 1:35:00 PM


FOX NEWS Health

ainment Tech Science Health Travel Lifestyle World On Air

HEALTHY LIVING

How wellness trends may shape health industry in 2017

By Lucie Greene

Published February 23, 2017

Fox News

NOW PLAYING

Wellness trends for 2017



A passion for material science and better living

20 years in material science and product development industries

Deliver customers peace, happiness, and balance

Whole-person wellness

“ It’s about a shift in thinking.

ALVARO VASELLI

EXHIBIT E

Video Transcript

Exhibit E: Video Transcripts

NUVANNA: The Mattress
https://www.youtube.com/watch?time_continue=5&v=bUlo9-RRW8A
[No voice over]

Text on screen reads:
Tencel © Mattress cover
Ultra-premium, eco-friendly, moisture wicking, breathable, softer than silk, cooler than linen

Ascension layer
Highly adaptive comfort foam cradles your body and dissipates heat

Equilibrium layer
Motion absorption foam minimizes motion transfer for undisrupted rest

Support layer
Progressive support suspends without sinking

Actively pulls body heat away from you
So you maintain perfect sleep temperature

Open cell memory foam
Innovative cell structure responsively isolates movement

Nuvanna
Awaken the Nu You

Nuvanna's 3 Layer Construction
https://www.youtube.com/watch?v=e6AD1W8Qe24

Nuvanna mattresses have three unique layers engineered for comfort, cooling, and support. The first layer has innovative phase-change gel particles which disperse heat to keep your body cool. The second layer absorbs motion, so you aren’t disturbed when your partner moves. The third layer features progressive support, so you never experience that sinking feeling, common with other foam mattresses.

Plus, with Nuvanna, you enjoy a ten year warranty and convenient shipping right to your door. Try a Nuvanna matress for 100 nights. If you don’t love it, we’ll take it back, no questions asked. A better life begins at Nuvanna.com

10 Reasons That Make Nuvanna The Best Foam Mattress
https://www.youtube.com/watch?v=GtP9CLR0MbI
[No voice over]

Text on screen reads:

1. Buy online in minutes, no pressure from salespeople
2. The Nuvanna mattress ships in a box, and shipping is free
3. Nuvanna mattresses are made in the USA
4. Your mattress will arrive in 3-7 days… and takes less than 10 minutes to set up.
5. You can try a Nuvanna mattress for 100 nights and return it for a full refund
6. If you decide to return it, we donate the mattress to the salvation army
7. We cover you with a 10 year warranty
8. Our top layer draws heat from your body so you sleep cool
9. Nuvanna is rated higher than top competitors for overall design and quality
10. Our founder, Alvaro Vaselli, is THE foam mattress scientist

Need another reason? Right now, take $125 off your mattress purchase!

Unboxing Your Nuvanna Mattress
https://www.youtube.com/watch?time_continue=1&v=H3AAIFkjpOA
[No voice over]

Text on screen reads:

Unboxing your mattress (step by step)

Box is delivered in 2-5 days
Easy to carry, no additional equipment required
Remove mattress from box (upside down is easiest)
Remove outer plastic layer
Place the compressed mattress on your bed, platform, box spring, or floor
Cut the plastic carefully
Let the mattress expand for a few minutes
Enjoy your new Nuvanna mattress

A Better Life With Nuvanna
https://www.youtube.com/watch?v=nGlCGtHNPOE

I spent my career working to create the best foam mattress at an affordable price, and now, it's here. Try a Nuvanna matress for 100 nights. If you don't love it, we'll take it back, no questions asked. For a limited time, buy any nuvanna mattress and get $75 off using the code Sleep75.

A better life begins at Nuvanna.com